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FORM 12b-25	SEC FILE NUMBER 001-15092
NOTIFICATION OF LATE FILING	CUSIP NUMBER 900111204

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TURKCELL ILETISIM HIZMETLERI A.S.

Full Name of Registrant

Former Name if Applicable

Turkcell Kucukyali Plaza Aydinevler Mahallesi Inonu Caddesi No:20 Kucukyali Ofispark Maltepe,

Address of Principal Executive Office (Street and Number)

Istanbul, Türkiye

City, State and Zip Code

SEC 1344 (06-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form

	(c)	20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(d)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the scheduling of the convening of Turkcell's annual general meeting and the impact that this has had on Turkcell's board and audit committee, the Company is unable to file its Annual Report on Form 20-F without unreasonable effort or expense.

The convening of the annual general shareholders' meeting was impacted by the following: (i) the Public Oversight Accounting and Auditing Standards Authority of Türkiye announced on November 23, 2023 that, starting from the financial reporting for accounting periods ending as of December 31, 2023, companies applying Turkish Financial Reporting Standards (“TFRS”) must adjust their financial tables as per Turkish Accounting Standard principle 29 (TAS 29) - “Financial Reporting in Hyperinflationary Economies;” (ii) the Turkish Capital Markets Board (the “CMB”) issued a decision indicating that companies subject to CMB regulations must apply inflation accounting as per TAS 29 for their financial reports for accounting periods ending as of December 31, 2023; and (iii) on December 28, 2023, the CMB further decided that the filing deadline for 2023 consolidated annual financial reports where TAS 29 will be applied for the first time was extended by ten weeks.

Due to the above factors, the Company issued its 2023 consolidated annual financial reports on March 20th, 2024 in accordance with TFRS. As issuing the annual consolidated financials is a prerequisite for convening the annual general assembly meeting, the shortest practicable timeline was taken into consideration in scheduling the meeting of shareholders for May 2, 2024.

However, the terms of office of the current members of the Company's board of directors, including the audit committee members, reached their scheduled expiration dates on April 15, 2024. The election of Turkcell's new board of directors is slated to occur at the May 2nd shareholders' meeting.

The Company expects to file the report on Form 20-F as soon as practicable following the annual shareholders' meeting and the election of our board of directors and not later than the fifteenth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ms. Ozlem Yardim	+90 212	313 18 88
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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TURKCELL ILETISIM HIZMETLERI A.S.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2024	By	/s/ Kamil Kalyon
Kamil Kalyon
Chief Financial Officer

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